================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                                   ----------

                                  AVIALL, INC.
                                (Name of Issuer)

Common Stock, $.01 par value per share                        05366B102
   (Title of class of securities)                          (CUSIP number)

                             David E. Zeltner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 29, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 pages)

================================================================================

NY2:\861753\02


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 2 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 NOLAN ACQUISITION PARTNERS
                          S.S. OR I.R.S. IDENTIFICATION NO.                        75-2787642
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Texas
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                      0
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                         PN
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 3 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 NOLAN ACQUISITION GROUP, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.                        75-2786370
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                           726,450
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                               0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                      726,450
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                          0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               726,450
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 4 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 KINCAID CAPITAL GROUP,
                          S.S. OR I.R.S. IDENTIFICATION NO.                        a Texas corporation
                          OF ABOVE PERSON                                          75-2779494
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Texas
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          726,450
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     726,450
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                726,450
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 5 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 THOMAS R. KINCAID
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          726,450
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     726,450
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                726,450
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 6 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 DAN KOMNENOVICH
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                      United States of America
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          726,450
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     726,450
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                726,450
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 7 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 RICHARD JONES
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                          United States of America
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          726,450
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     726,450
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                726,450
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 8 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 CONESE CAPITAL, L.L.C.
                          S.S. OR I.R.S. IDENTIFICATION NO.                        58-2423275
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                           726,450
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                               0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                      726,450
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                          0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               726,450
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 9 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 CONESE FAMILY PARTNERSHIP
                                                                                   (NEVADA), L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.                        88-0381099
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Nevada
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          726,450
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     726,450
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                726,450
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 10 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 CONESE GENERAL PARTNER
                                                                                   (NEVADA), INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.                        88-0381098
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Nevada
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          726,450
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     726,450
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                726,450
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 11 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 EUGENE P. CONESE, SR.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                          United States of America
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          726,450
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     726,450
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                726,450
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 12 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 AEROGROUP I, LTD. CO.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  AF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Georgia
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                            136,429
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                       136,429
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                136,429
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       0.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 13 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 AEROEQUITY, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  AF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                 Florida
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                   0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          136,429
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     136,429
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                136,429
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       0.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                            Page 14 of 21 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 BRIAN H. ROWE
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                          United States of America
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                   0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          136,429
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     136,429
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                136,429
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       0.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


         This Amendment No. 10 ("Amendment No. 10") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on November 9, 1998, as amended by Amendment No. 1 filed on December 5, 1998, Amendment No. 2 filed on January 22, 1999, Amendment No. 3 filed on February 2, 1999, Amendment No. 4 filed on March 2, 1999, Amendment No. 5 filed on March 12, 1999, Amendment No. 6 filed on August 18, 1999, Amendment No. 7 filed on September 2, 1999, Amendment No. 8 filed on September 27, 1999 and Amendment No. 9 filed on October 20, 1999 by and on behalf of the following persons (collectively, the "Original Reporting Persons"): Nolan Acquisition Partners, a Texas general partnership ("NAP"), Nolan Acquisition Group, L.P., a Delaware limited partnership ("NAG"), Kincaid Capital Group, a Texas Corporation ("Kincaid Capital"), Thomas R. Kincaid ("Kincaid"), Richard Jones ("Jones"), Dan Komnenovich ("Komnenovich"), Conese Capital, L.L.C., a Delaware limited liability company ("CCL"), Conese Family Partnership (Nevada), L.P., a Nevada limited partnership ("CFP"), Conese General Partner (Nevada), Inc., a Nevada corporation ("CGN") and Eugene P. Conese, Sr. ("Conese, Sr."). Amendment No. 5 also added AeroGroup I, Ltd. Co., a Georgia limited liability company ("AeroGroup"), AeroEquity, Inc. a Florida corporation ("AeroEquity") and Brian H. Rowe ("Rowe" and, collectively with AeroGroup and AeroEquity, the "Rowe Group") as reporting persons (the Rowe Group, together with the Original Reporting Persons, being referred to collectively as the "Reporting Persons"). Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" or the "Issuer" shall mean Aviall, Inc.

ITEM 2.    IDENTITY AND BACKGROUND.

         The parties to the NAP General Partnership Agreement, pursuant to its terms, agreed to terminate and dissolve NAP effective December 29, 1999 (the "NAP Termination Agreement"). In connection therewith, NAP also delivered notice to AeroEquity, Inc., terminating the NAP/AeroEquity Agreement pursuant to its terms effective December 29, 1999 (the "AeroEquity Termination Letter"). A copy of the NAP Termination Agreement and the AeroEquity Termination Letter are each filed as Exhibits hereto and incorporated herein by reference.

         Except as indicated above, the information set forth in Item 2 of the
Schedule 13D remains the same.

ITEM 4.    PURPOSE OF TRANSACTION.

         As a result of the termination and dissolution of NAP and the termination of the NAP/AeroEquity Agreement, each of the parties to these agreements is free to pursue its own independent investment objectives with respect to holding, voting, acquiring or disposing of shares of Common Stock. In this regard, because such parties should no longer be deemed to constitute a "group," for purposes of the Issuer's "poison pill" rights plan, the level of any party's beneficial ownership of Common Stock should not be attributable to any other such party under such plan.

         The Reporting Persons may from time to time (i) acquire additional Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, the Reporting Persons have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Persons beneficially owned an aggregate of 1,589,329 shares of Common Stock, constituting approximately 8.7% of the issued and outstanding shares of Common Stock of the Issuer (the percentage of shares owned being based upon 18,271,576 shares outstanding on November 5, 1999, as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1999). NAG may be deemed to have direct beneficial ownership of 726,450 shares of Common Stock and CCL may be deemed to have direct ownership of 726,450 shares of Common Stock. As more fully described in item (b) below: (i) each of Kincaid Capital, Kincaid, Jones and Komnenovich (collectively, the "Kincaid Stockholders") may be deemed to be a beneficial owner of such shares of Common Stock beneficially owned directly by NAG and (ii) each of CFP, CGN and Conese, Sr. (collectively, the "Conese Stockholders") may be deemed to be a beneficial owner of such shares of Common Stock beneficially owned directly by CCL. AeroGroup may be deemed to have direct beneficial ownership of 136,429 shares of Common Stock. As more fully described in item (b) below, each of AeroEquity and Rowe may be deemed to be a beneficial owner of such shares of Common Stock beneficially owned directly by AeroGroup.

         The Kincaid Stockholders and the Conese Stockholders disclaim beneficial ownership of the shares of Common Stock that may be deemed to be beneficially owned by the Rowe Group; the Rowe Group disclaims beneficial ownership of the shares of Common Stock that may be deemed to be beneficially owned by the Kincaid Stockholders or the Conese Stockholders; the Kincaid Stockholders disclaim beneficial ownership of the shares of Common Stock that may be deemed to be beneficially owned by the Conese Stockholders; and the Conese Stockholders disclaim beneficial ownership of the shares of Common Stock that may be deemed to be beneficially owned by the Kincaid Stockholders.

         (b) Kincaid Capital, as General Partner of NAG, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act ("Rule 13d-3")) shares of Common Stock that NAG may be deemed to beneficially own. Each of Kincaid, Jones and Komnenovich, as officers, directors and stockholders of Kincaid Capital, may be deemed to beneficially own shares of Common Stock that Kincaid Capital may be deemed to beneficially own. Each of Messrs. Kincaid, Jones and Komnenovich disclaims beneficial ownership of such shares of Common Stock for all other purposes.

         CFP, the sole member of CCL, may be deemed to own beneficially (as that term is defined in Rule 13d-3) shares of Common Stock that CCL may be deemed to beneficially own. CGN, as the General Partner of CFP, may be deemed to own beneficially shares of Common Stock that CFP may be deemed to beneficially own. Conese, Sr., as the sole stockholder of CGN, may be deemed to beneficially own shares of Common Stock that CGN may be deemed to beneficially own. Mr. Conese, Sr. disclaims beneficial ownership of such shares of Common Stock for all other purposes.

         AeroEquity, as the sole member of AeroGroup, may be deemed to beneficially own (as that term is defined in Rule 13d-3) shares of Common Stock of which AeroGroup may be deemed to possess direct beneficial ownership. Rowe, as controlling shareholder, a director and President of AeroEquity, may be deemed to beneficially own shares of Common Stock beneficially owned by AeroEquity. Each of AeroEquity and Mr. Rowe disclaims beneficial ownership of the shares of Common Stock owned by AeroGroup for all other purposes.

         (c) On December 29, 1999 NAP transferred beneficial ownership of 726,450 shares of Common Stock to NAG and 726,450 shares of Common Stock to CCL in connection with the dissolution and liquidation of NAP.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

         (e) As of December 29, 1999, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The termination and dissolution of NAP and the termination of the NAP/AeroEquity Agreement terminates any and all contracts, arrangements, understandings or relationships between or among the partners of NAP or between NAP and AeroEquity regarding the holding, voting or disposition of any securities of the Issuer.

         As a result of the events described in this Amendment No. 10, as of December 29, 1999 the Rowe Group and each of the partners in NAP each beneficially owned less than five percent of the outstanding Common Stock.

         Except as described above or as previously disclosed in the Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 16: Termination Agreement, dated as of December 29, 1999, by and between Nolan Acquisition Group, L.P. and Conese Capital, L.L.C.

Exhibit 17: Letter, dated December 29, 1999, from NAP to AeroEquity.

                                    SIGNATURE


The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated: December 29, 1999    NOLAN ACQUISITION PARTNERS

                            By:      Nolan Acquisition Group, L.P.,
                                     its Managing General Partner

                                     By:      Kincaid Capital Group, a
                                              Texas corporation, its General
                                              Partner

                                              By:  /s/ Richard Jones
                                                   -----------------------------
                                                   Print Name: Richard Jones
                                                   Title:  Senior Vice President


                            NOLAN ACQUISITION GROUP, L.P.

                            By:      Kincaid Capital Group, a Texas
                                     corporation, its General Partner

                                     By:   /s/ Richard Jones
                                           -------------------------------------
                                           Print Name: Richard Jones
                                           Title:  Senior Vice President


                             KINCAID CAPITAL GROUP, a Texas corporation

                             By: /s/ Richard Jones
                                 -----------------------------------------------
                                 Print Name: Richard Jones
                                 Title: Senior Vice President


                            /s/ Thomas R. Kincaid
                            ----------------------------------------------------
                            Thomas R. Kincaid


                            /s/ Richard Jones
                            ----------------------------------------------------
                            Richard Jones


                            /s/ Dan Komnenovich
                            ----------------------------------------------------
                            Dan Komnenovich

                            CONESE CAPITAL, L.L.C.

                            By:  Conese Family Partnership
                                 (Nevada), L.P., its sole member


                                  By:  Conese General Partner (Nevada), Inc.,
                                       its General Partner

                                       By:  /s/ Eugene P. Conese, Jr.
                                            -----------------------------------
                                            Print Name:  Eugene P. Conese, Jr.
                                            Title:  Vice President


                            CONESE FAMILY PARTNERSHIP (NEVADA), L.P.

                             By: Conese General Partner (Nevada), Inc., its General Partner

                                        By:  /s/ Eugene P. Conese, Jr.
                                            -----------------------------------
                                        Print Name: Eugene P. Conese, Jr.
                                        Title: Vice President


                             CONESE GENERAL PARTNER (NEVADA), INC.

                             By:  /s/ Eugene P. Conese, Jr.
                                  ----------------------------------------------
                             Print Name: Eugene P. Conese, Jr.
                             Title: Vice President


                             /s/ Eugene P. Conese, Sr.
                             ---------------------------------------------------
                             Eugene P. Conese, Sr.

                             AEROEQUITY, INC.

                             By:  /s/ Brian H. Rowe
                                  ----------------------------------------------
                                  Print Name: Brian H. Rowe
                                  Title: Chairman and President


                            AEROGROUP I, LTD. CO.

                            By: AeroEquity, Inc., its sole member
                                By:  /s/ Brian H. Rowe
                                     -------------------------------------------
                                     Print Name: Brian H. Rowe
                                     Title: Chairman and President



                            /s/ Brian H. Rowe
                            ----------------------------------------------------
                            Brian H. Rowe

                                  EXHIBIT INDEX

Exhibit 16: Termination Agreement, dated as of December 29, 1999, by and between Nolan Acquisition Group, L.P. and Conese Capital, L.L.C.

Exhibit 17: Letter, dated December 29, 1999, from NAP to AeroEquity.